Exhibit 99.2

AirMedia Announces Resignation of Chief Financial Officer and Appointment of New

Chief Financial Officer

Beijing, China – August 14, 2012 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced the appointment of Henry Ho as chief financial officer of the Company (“CFO”), effective September 1, 2012. Mr. Ho will replace Ms. Ping Sun as CFO. Ms. Sun tendered her resignation as chief financial officer due to personal reasons, effective August 31, 2012.

“We thank Ping for her leadership and integrity and wish her well in her future endeavors,” commented Herman Guo, chairman and chief executive officer of AirMedia. “We’re excited to welcome Henry to join AirMedia; we expect that he will bring his valuable experience and expertise in capital market and finance to help AirMedia return to profitability and achieve sustained positive earnings.”

Separately, AirMedia also announced its results for the second quarter of 2012 today.

About Henry Ho

Mr. Henry Hin-hung Ho, a British citizen, aged 55, has over 28 years of experience in investment management, investment banking and research. Prior to joining AirMedia, Mr. Ho was a senior partner at Cornerstone Fund Management, a private equity fund management company based in Tianjin. From 2001 to 2008, Mr. Ho worked for several international investment banks as China strategist and/or head of China equity research, including Morgan Stanley, Merrill Lynch, UBS and Lehman Brothers. From 1999 to late 2000, Mr. Ho was a founding partner and a managing director of Atlantis Investment Management (Asia). From 1994 to 1999, Mr. Ho was a director at Baring Asset Management (Asia), and headed its Greater China investment team. From 1991 to 1994, Henry was a fund manager at Schroders Investment Management (HK), specializing in Asian emerging markets in Asia. From 1985 to 1991, Mr. Ho was an investment manager at James Capel Asset Management (HK). From 1983 to 1985, Mr. Ho was an investment manager at BankAmerica Trust (HK). In his early career, Mr. Ho also worked for Ernst & Young and KPMG. During the period from 1994 to 1999, Mr. Ho served as a part-time member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region. Mr. Ho holds a degree of Master of Arts in Accounting and Finance from the University of Lancaster, United Kingdom. Mr. Ho is a fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Ho has been serving as a director of several Hong Kong and Shanghai listed companies, including as a director of Tasly Pharmaceutical Group Co. Ltd. (stock code: 600535.SH) since March 2009, an independent non-executive director of Larry Jewelry Limited (stock code: 8351.HK) since February 2011, and a non-executive director and an executive director of Mongolia Investment Group Limited (stock code: 402.HK) from April 2011 to June 2012 and from march 2010 to March 2011, respectively.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 35 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operations; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn